FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 19, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMMISSIONING OF A NEW CONTINUOUS CASTING MACHINE

Chelyabinsk, Russia – December 19, 2006, – Mechel OAO (NYSE: MTL) today announced the commissioning of a new continuous casting machine at its subsidiary, Chelyabinsk Metallurgical Plant, with the annual capacity of over 1 million tonnes of billets.  The new continuous caster will allow Mechel to significantly reduce its production costs and improve the quality of long products.

The new concaster is one of the main projects in the plant’s modernization program. The production capacity of the new machine is over 1 million tonnes of 100-mm, 180-mm square and 150-mm round billets annually.  The equipment was supplied by Danieli, one of the world leaders in metallurgical engineering.

When the new concaster reaches full capacity, the share of steel billets produced through the continuous casting technology will increase from 30% to 50%.  Implementation of this project, with total cost of over US$100 million, is aimed at increasing the performance of Mechel’s steel segment through reducing per tonne steel, ferroalloy, and electric power consumption and significantly improving the quality of finished products.

A portion of the new unit’s output will be allocated to meet the needs of Mechel’s other subsidiary, Beloretsk Metallurgical Plant, in wire rod production and future hardware production.  The remaining part will be allocated to manufacturing high added value products at CMP at its rolling mills. Billets produced at concaster No. 4 will be used in manufacturing high quality rebars, including thermo-strengthened rebars. Significant attention was given to the installation of modern environmental protection equipment.  Also, implementation of the concasting process, instead of high cost technology for long bar production through casting ingots and further processing them with a blooming mill, increases CMP’s competitiveness with world and Russian steel enterprises.

The startup of concaster No. 4 has completed the sequence of significant events in implementing the large scale technical re-equipment program at CMP in 2006.  Phase 2 of the new sinter plant with the annual design capacity of about 4.5 million tonnes was commissioned this year.  The project allows CMP to significantly decrease its dependence on the iron ore materials market by utilizing in the sinter process the iron ore concentrate of Mechel’s subsidiary, Korshunov Mining Plant.  Also, the new coke battery with the production capacity of about 500 thousand tonnes of coke annually was commissioned at CMP in line with the Company’s overall objective of strengthening its position on the coke market.  Concurrent with that commissioning, the Company acquired Moscow Coke and Gas Plant OAO (Moskoks), a major coke producer.  Also, the reconstruction of the hot rolling Mill 300-2 was completed, which increased production capacity up to 500 thousand tonnes of rolled products annually.  Mill 300-2 will be commissioned during the high market demand period for construction rolled products.

“Putting the steel production on the track of concasting technology is a strategic objective of the Company in improving our steel segment performance,” said Alexey Ivanushkin, Mechel’s Chief Operating Officer.  “As part of its implementation, two modern concasters were built at CMP from greenfield over the last four years with the total capacity of over 2 million tonnes of billets annually.  A concaster with 500 thousand tonnes annual capacity will be commissioned following its upgrading at our Romanian enterprise, Mechel Targoviste, early next year, bringing share of concasted steel to 100%. We are planning additional projects to increase share of concasting. Further implementation of the modernization program will concentrate on upgrading rolling production capabilities.”

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: December 19, 2006